15049238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 06 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N H Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 3010
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue, Suite 415	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Won Kyu Lee, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Woori Investment & Securities America, Inc., a wholly-owned subsidiary of Woori Investment & Securities Co., Ltd., as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/2015

Signature Date

president

Title

Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 2018

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of NH Investment & Securities Co., Ltd.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss)
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
Woori Investment & Securities America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Woori Investment & Securities America, Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Woori Investment & Securities America, Inc.'s compliance with the applicable instructions of Form SIPC-7. Woori Investment & Securities America, Inc.'s management is responsible for Woori Investment & Securities America, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015

Woori Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2014

sejong LLP
Certified Public Accountants

Woori Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (a Delaware corporation), (a wholly owned subsidiary of NH Investment & Securities Co., Ltd.), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Woori Investment & Securities America, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Woori Investment & Securities America, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015

Woori Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	970,013
Certificates of deposit		3,017,381
Commissions receivable from Parent		92,149
Prepaid taxes		10,424
Fixed assets		57,710
Other assets		501,134
Total assets	$	4,648,811

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	79,274
Total liabilities		79,274
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 par share. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(5,430,463)
Total stockholder's equity		4,569,537
Total liabilities and stockholder's equity	$	4,648,811

See accompanying notes to financial statements.

Woori Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
NH Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2014

1. Description of Business

Woori Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of NH Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Woori Investment & Securities Co., Ltd. (former Parent), a Korean corporation, was merged with Nonghyup Investment & Securities Co., Ltd., a Korean corporation, on December 30, 2014 and changed its corporate name as NH Investment & Securities Co., Ltd. on December 31, 2014.

The Company acts as an agent for customers in the purchase and sale of Korean and U.S. securities. The Company executes and clears Korean securities trades through the Parent. U.S. securities trades clear through a third party clearing broker. These trades are settled on a delivery versus payment basis.

Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2014, the Company had a minimum net capital requirement of $250,000, which has increased from $100,000 during the year. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, the Company had net capital of $381,210, which exceeded the minimum requirement by $131,210. The Company's percentage of aggregate indebtedness to net capital was 20.80%.

4. Fixed Assets

Fixed assets at December 31, 2014 are summarized as follows:

Equipment	$ 129,026
Furniture and fixtures	160,931
Leasehold improvements	248,815
	538,772
Less accumulated depreciation and amortization	481,062
	$ 57,710

5. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2014 are as follows:

Deferred tax assets (liabilities):		
Net operating loss carryforwards	$	763,431
Deferred rent		11,159
Fixed assets		37,799
Charitable contributions		2,013
Total gross deferred tax assets		814,402
Less valuation allowance		814,402
Net deferred tax assets	$	-

The net change in the valuation allowance for the year ended December 31, 2014 was a increase of approximately $164,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2014, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,675,000 which expire in various years through December 31, 2034. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $2,842,000 at December 31, 2014, which expire in various years through December 31, 2034.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the nine months ended December 31, 2013 and for fiscal years ended March 31, 2013, and 2012 for the federal, states, and local jurisdictions.

6. Related Party Transactions

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also operates regular business checking accounts and invests its cash surplus in the form of certificate of deposit with an affiliated bank.

A summary of balances and transactions with the Parent and the affiliate as of December 31, 2014 is approximately as follows:

Cash	$	967,000
Certificates of deposit		2,517,000
Commissions receivable		92,000
Accrued interest on certificates of deposit		4,000

7. Commitment

As of December 31, 2014, the Company was obligated under noncancelable operating lease contract for its office space, which expires in February 2017. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease contract as of December 31, 2014 are as follows:

Year ending December 31:		Amount
2015	$	224,000
2016		238,000
2017		38,000
	$	500,000

8. Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2014. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.